UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 31, 2012

	By:	/s/ Jeffrey David McGhie
	Name:	Jeffrey David McGhie
	Title:	General Counsel

VimpelCom Postpones Dividend Payment Decision

and Announces Date for AGM

Amsterdam (May 31, 2012) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), a leading global provider of telecommunications services, announces that in light of injunctions issued by the Moscow Arbitration Court (including the prohibition on the payment of dividends by the Company’s wholly-owned Russian subsidiary OJSC “Vimpel-Communications”) in relation to the claims by the Russian Federal Anti-Monopoly Service (“FAS”) against Telenor and Weather II:

•

The Supervisory Board of the Company considers it prudent and in the best interests of VimpelCom to postpone the payment and cancel the June 1, 2012 record date of the final dividend relating to the Company’s 2011 results. The Supervisory Board of the Company will make a decision whether to pay the final 2011 dividend at a later date and will set a new record date as appropriate.

•	The Company plans to hold its annual general shareholders meeting (“AGM”) in December 2012, with the exact date to be notified by the Supervisory Board.

•	The Company will continue to assess the situation as further developments occur.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to the FAS claim and related injunctions, the impact of the claim and injunctions on the VimpelCom Group, the timing of the Company’s AGM, and the timing and amount of future payments of dividends by VimpelCom. These forward-looking statements are based on management’s best assessment of the Company’s legal position and the Company’s understanding of current circumstances. The actual outcome may differ materially from these statements and there can be no assurance that VimpelCom will be able to hold its AGM when intended, will be able to pay all or part of the postponed dividends, succeed in any challenges with respect to the FAS claim or injunction and that the determination or postponement of determination by the court with respect to the FAS claim and injunction appeals or any challenges made by VimpelCom to the FAS claim or injunction appeals will not have a material adverse affect on VimpelCom resulting from, among other things, its continued inability to receive dividends or other distributions from OJSC VimpelCom or the suspension or termination of material licenses or permits held by OJSC VimpelCom, denial of new licenses and permits or other adverse actions by Russian regulators. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine,

Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2012 VimpelCom had 209 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations	Media and Public Relations

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)